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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F.   X                Form 40-F.
                 -----                         -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes.                  No.    X
            -----                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on June 2, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, in connection with the mutual termination of an assets management agreement by the Company and Centergate Securities Co., Ltd. A copy of the English announcement is included in this Form 6-K of the Company.

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                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)


                                  ANNOUNCEMENT


--------------------------------------------------------------------------------
  This announcement is made by the Company pursuant to Rule 13.09(2) of the Listing Rules.

  Centergate and the Company had mutually agreed to the early termination of the Assets Management Agreement, effective from May 30, 2005.
--------------------------------------------------------------------------------

China Southern Airlines Company Limited (the "Company") and all of its directors hereby confirm the truthfulness, accuracy and completeness of the content of this announcement, and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

An announcement similar to this announcement is made by the Company in the People's Republic of China (the "PRC") pursuant to a request from the Stock Exchange of Shanghai. Pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company is making this announcement.

Reference is made to the announcement of the Company dated July 26, 2004 (the "Announcement") in relation to the entering into of an assets management agreement (the "Assets Management Agreement") by the Company and Zhong Zheng Wei Ye Investment Co., Ltd. as the appointers, and Centergate Securities Co., Ltd. ("Centergate") as the appointee.

As disclosed in the Announcement, the contractual term of the Assets Management Agreement was from July 27, 2004 to July 26, 2005. In view of the current conditions of the PRC domestic stock market, and with the approval of the board of directors of the Company, Centergate and the Company had mutually agreed to the early termination of the Assets Management Agreement, effective from May 30, 2005. As of May 30, 2005, the Company had collected from Centergate (a) the full investment principal sum of RMB500 million (the "Company Assets") and (b) the investment return from the Company Assets, up to the same date, of RMB12,904,110.

The Company currently has not entered into any agreement with any other party in relation to wealth management.




                                                           By order of the Board
                                                                   SU LIANG
                                                             Company Secretary


Guangzhou, the People's Republic of China
June 1, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By          /s/   Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: June 3, 2005